UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,962,153*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,962,153*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,962,153

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

* See Appendix A, Note 1.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,273

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 29,273

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 74,113

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 74,113

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,113

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,120,860*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 1,120,860*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,186,399

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) IN

*                     See Appendix A, Note 3.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,815,501*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 3,815,501*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,881,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

*                     See Appendix A, Note 4.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,043,725*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 1,043,725*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,109,264

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) IN

*                     See Appendix A, Note 5.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,647,317*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 1,647,317*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,712,856

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.7%

12.	Type of Reporting Person (See Instructions) IN

*                     See Appendix A, Note 6.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 138,146*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 138,146*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,203,685

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) IN

*       See Appendix A, Note 7.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 298,933*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 298,933*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,364,472

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

*       See Appendix A, Note 8.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 271,403*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 271,403*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,336,942

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

*       See Appendix A, Note 9.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 73,918*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 73,918*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,139,457

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

*       See Appendix A, Note 10.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 45,156*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 45,156*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,110,695

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

*       See Appendix A, Note 11.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,025*

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 15,025*

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,080,564

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

*       See Appendix A, Note 12.

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,065,539

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IN

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

CUSIP No. 218352102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,065,539**

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,065,539**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,065,539

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IN

**              Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Appendix A.

Item 1.
	(a)	Name of Issuer Corcept Therapeutics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 149 Commonwealth Drive, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 218352102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 16
	(b)	Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 16
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote ***
		(ii)	Shared power to vote or to direct the vote ***
		(iii)	Sole power to dispose or to direct the disposition of ***
		(iv)	Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 16. Messrs. Anderson, Baker, Younger, Coxe, Gaither, White, Bird, Sweet, Sheehan, Speiser, Dyckerhoff and Pullara are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such, they share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/14
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ G. Leonard Baker, Jr.
Signature

G. Leonard Baker, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ G. Leonard Baker, Jr.
Signature

G. Leonard Baker, Jr.
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ G. Leonard Baker, Jr.
Signature

G. Leonard Baker, Jr.
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

/s/ Stefan A. Dyckerhoff
Signature

/s/ Samuel J. Pullara III
Signature

APPENDIX A TO SCHEDULE 13G — CORCEPT THERAPEUTICS INCORPORATED

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	5,962,153	Note 1			5.9%

Sutter Hill Entrepreneurs Fund (AI), L.P.	29,273				0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	74,113				0.1%

Total of Sutter Hill Funds	6,065,539

David L. Anderson	1,120,860	Note 3			1.1%
			7,186,399	Note 2	7.1%

G. Leonard Baker, Jr.	3,815,501	Note 4			3.8%
			9,881,040	Note 2	9.8%

William H. Younger, Jr.	1,043,725	Note 5			1.0%
			7,109,264	Note 2	7.1%

Tench Coxe	1,647,317	Note 6			1.6%
			7,712,856	Note 2	7.7%

James C. Gaither	138,146	Note 7			0.1%
			6,203,685	Note 2	6.2%

James N. White	298,933	Note 8			0.3%
			6,364,472	Note 2	6.3%

Jeffrey W. Bird	271,403	Note 9			0.3%
			6,336,942	Note 2	6.3%

David E. Sweet	73,918	Note 10			0.1%
			6,139,457	Note 2	6.1%

Andrew T. Sheehan	45,156	Note 11			0.0%
			6,110,695	Note 2	6.1%

Michael L. Speiser	15,025	Note 12			0.0%
			6,080,564	Note 2	6.1%

Stefan A. Dyckerhoff	0				0.0%
			6,065,539	Note 2	6.0%

Samuel J. Pullara III	0				0.0%
			6,065,539	Note 2	6.0%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a citizen of Germany and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 645,186 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by the following partnerships of which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.

Note 3:  Comprised of 274,740 shares (including 7,452 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Anderson Living Trust of which the reporting person is the trustee, 501,168 shares (including 106,819 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person, 11,136 shares held by Acrux Partners, LP of which the reporting person is the trustee of a trust which is the General Partner and 333,816 shares (including 6,213 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 4:  Comprised of 207 shares held in the individual’s name, 960,029 shares (including 232,437 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Baker Revocable Trust of which the reporting person is a trustee, 576,631 shares (including 98,449 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by a Roth IRA for the benefit of the reporting person, 2,076,134 shares (including 115,015 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner and 202,500 shares of director’s options that are fully vested and exercisable within 60 days after 12/31/13.

Note 5:  Comprised of 246,605 shares (including 3,795 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 660,550 shares (including 113,338 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person and 136,570 shares (including 13,186 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 6:  Comprised of 397,506 shares (including 89,461 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Coxe Revocable Trust of which the reporting person is a trustee, 589,488 shares (including 87,706 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person, 572,519 shares held by Rooster Partners, LP of which the reporting person is the trustee of a trust which is the General Partner and 87,804 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee.

Note 7: Comprised of 66,425 shares (including 2,371 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The Gaither Revocable Trust of which the reporting person is the trustee and 71,721 shares (including 10,867 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8: Comprised of 277,808 shares (including 30,113 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The White Revocable Trust of which the reporting person is a trustee and 21,125 shares (including 2,039 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/13) held in retirement accounts for the benefit of the reporting person.

Note 9: Comprised of 271,403 shares (including 29,193 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee.

Note 10: Comprised of 43,684 shares (including 1,961 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 30,234 shares (including 5,968 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held by a retirement trust for the benefit of the reporting person.

Note 11: Comprised of 45,156 shares (including 5,077 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 12: Comprised of 15,025 shares (including 1,626 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/13) held in the Speiser Trust Agreement of which the reporting person is a trustee.